Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: January 27 2005



List of materials


Documents attached hereto:


i) A press release regarding 'Consolidated Financial Results for the Third
                              Quarter Ended December 31, 2004'



                                                   Sony Corporation
                                               6-7-35 Kitashinagawa
                                                       Shinagawa-ku
                                               Tokyo 141-0001 Japan

                                                        No: 05-003E
                                    3:00 P.M. JST, January 27, 2005


                    Consolidated Financial Results
           for the Third Quarter Ended December 31, 2004


Tokyo, January 27, 2005 -- Sony Corporation today announced its consolidated results for the third quarter ended December 31, 2004 (October 1, 2004 to December 31, 2004).



      (Billions of yen, millions of U.S. dollars, except per share amounts)

                               Third quarter ended December 31
                          2003       2004    Change in       2004*
                                                   Yen
----------              ------     ------       ------      ------
Sales and operating   Y2,323.4   Y2,148.2         -7.5%    $20,856
 revenue
Operating income         158.8      138.2        -13.0       1,341
Income before            157.8      149.2         -5.4       1,449
 income taxes
Equity in net income       3.1        2.3        -23.5          22
 of affiliated
 companies
Net income                92.6      143.8        +55.3       1,396

Net income per share
 of common stock
 - Basic               Y100.16    Y155.32        +55.1%      $1.51
 - Diluted               92.51     138.08        +49.3        1.34


* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y103=U.S.$1, the approximate Tokyo foreign exchange market rate as of December 30, 2004.

Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP").


Consolidated Results for the Third Quarter Ended December 31, 2004
------------------------------------------------------------------
Sales and operating revenue ("sales") decreased 7.5% compared with the same quarter of the previous fiscal year; on a local currency basis sales decreased 8%. (For all references herein to results on a local currency basis, see Note I.)

There was a 0.9% decrease in sales within the Electronics segment. Although sales of flat panel televisions, digital still cameras and LCD rear projection televisions increased, there was a decrease in sales primarily of CRT televisions, portable audio products and optical heads. In the Game segment, an increase in software sales was more than offset by a decline in hardware sales, resulting in a decrease to overall segment sales. In the Music segment, although sales at Sony Music Entertainment Japan Inc. ("SMEJ") increased, overall sales decreased because Sony BMG Music Entertainment ("Sony BMG"), a recorded music business joint venture formed with Bertelsmann AG, has been accounted for by the equity method since August 2004 (please refer to the note.) In the Pictures segment, there was an increase in sales, primarily as a result of the contribution of home entertainment sales from Spider-Man 2. In the Financial Services segment, revenue increased mainly due to an increase in revenue from insurance premiums at Sony Life Insurance Co., Ltd. ("Sony Life").

Operating income decreased 13.0% (a 19% decrease on a local currency basis) compared with the same quarter of the previous fiscal year.

In the Electronics segment, operating income declined mainly due to a deterioration in the cost of sales ratio associated with a decline in unit selling prices. In the Game segment, as a result of a decline in hardware sales, there was a decrease in operating income. In the Pictures segment, there was a significant increase in operating income primarily due to the strong home entertainment sales from Spider-Man 2. In the Financial Services segment, there was an increase in operating income due to an improvement in profitability at Sony Bank Inc. ("Sony Bank").

Restructuring charges, which are recorded as operating expenses, for the third quarter amounted to Y10.5 billion ($102 million) compared to Y53.6 billion in the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y10.4 billion ($101 million) compared to Y47.2 billion in the same quarter of the previous fiscal year.

Income before income taxes decreased 5.4% compared to the same quarter of the previous fiscal year. However, there was an improvement in the net effect of other income and expenses compared to the same quarter of the previous fiscal year. This improvement was the result of the recording of a loss on devaluation of securities investments in the same quarter of the previous fiscal year due to the devaluation of an investment in a privately held Japanese company in which Sony has a minority interest.

Compared to an effective tax rate of 42.8% in the same quarter of the previous fiscal year, the effective tax rate was 4.7% in the current quarter. As fully discussed in Sony's Form 20-F for the fiscal year ended March 31, 2004, as a result of the recording of operating losses in the past, the U.S. subsidiaries of Sony have had valuation allowances against deferred tax assets for U.S. federal and certain state taxes. However, in the third quarter of the current fiscal year, based on both an improvement in recent years and a sound outlook for the operating performance at Sony's U.S. subsidiaries, Sony reversed Y67.9 billion ($659 million) of such valuation allowances, resulting in a reduction to income tax expense. This reversal was the major factor impacting the effective tax rate decline for the quarter.

Equity in net income of affiliated companies of Y2.3 billion ($22 million) was recorded, a 23.5% decrease from the same quarter of the previous fiscal year. Sony Ericsson Mobile Communications AB ("Sony Ericsson") contributed Y3.1 billion ($30 million) to equity in net income, an 11% increase compared to the same quarter of the previous year. In addition, Sony BMG, established in August 2004, contributed Y1.1 billion ($11 million) to equity in net income. However, equity in net loss was recorded at affiliates such as Star Channel Inc., a Japanese-based subscription television company specializing in the broadcast of movies, and S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., for the manufacture of amorphous TFT LCD panels.

Net income, as a result, increased 55.3% compared to the same quarter of the previous fiscal year.


Remarks by Nobuyuki Idei, Chairman and Group CEO of Sony Corporation
--------------------------------------------------------------------
During the third quarter, although there was a decrease in operating income within the Game and Electronics segments, our Pictures and Financial Services segments continued to demonstrate strong operating results, and the launch of our handheld video game system PlayStation Portable ("PSP") has been a great success.

Looking forward, we anticipate that the intense environment within the electronics industry is likely to continue. Sony reiterates its belief that strengthening the competitiveness of our electronics products is the most pressing issue facing our management today. Within the display business, we are focusing strategic resources into LCD and rear projection televisions utilizing Sony's unique SXRD display device. In addition, we are further enhancing our range of DVD camcorders, at the same time as actively pushing ahead with our plans to bring high picture quality to the video camera market through the promotion of High Definition. In addition, through the establishment of the Connect Company in November 2004, we are launching a complete digital audio business fusing download distribution services, content and hardware. Furthermore, to enhance the differentiation of our products and generate added-value, we are continuing our active investment in semiconductors and key devices.

Through the Company-wide implementation of such measures, we are resolutely working to ensure a revitalization in the profitability of the Sony Group.


Operating Performance Highlights by Business Segment
----------------------------------------------------
Note: As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, Sony BMG, is 50% owned by each parent company. Under U.S. GAAP, Sony BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50% of net profits or losses of this business have been included under "Equity in net income (loss) of affiliated companies."

In connection with the establishment of this joint venture, Sony's non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony's Electronics segment has now assumed responsibility for these businesses. Results for the previous fiscal year in the Electronics and Music segments have been restated to account for this reclassification.

In the Music segment, results for this fiscal year only include the results of Sony Music Entertainment Inc.'s ("SMEI") recorded music business for the months of April through July 2004, and both the third quarter and the nine month results of SMEI's music publishing business and Sony Music Entertainment (Japan) Inc. ("SMEJ"). However, results for the previous fiscal year in the Music segment include the consolidated results for SMEI's recorded music business for all three months of the quarter, and nine months year-to-date, as well as the full quarter and year-to-date results for SMEI's publishing business and SMEJ.



Electronics
                     (Billions of yen, millions of U.S. dollars)
                             Third quarter ended December 31
                          2003       2004    Change in      2004
                                                   Yen
----------              ------     ------       ------    ------
Sales and operating   Y1,524.4   Y1,510.8         -0.9%  $14,668
 revenue
Operating income          64.4       49.4        -23.3       479

Unless otherwise specified, all amounts are on a U.S. GAAP basis.



Sales decreased 0.9% (1% decrease on a local currency basis). Sales to outside customers decreased 2.8% compared to the same quarter of the previous fiscal year. There was an increase in sales of several products including flat panel televisions and digital still cameras, which both experienced increased unit sales in all geographic areas, and LCD rear projection televisions, which saw increased unit sales especially in the U.S. However, there was a decline in sales of CRT televisions, faced with a continued shift in demand towards flat panel televisions, portable audio, which faced changes in the competitive environment, and optical heads, which experienced a decline in demand.

Operating income decreased by Y15.0 billion, or 23.3% compared with the same quarter of the previous fiscal year. Although there was a decrease in restructuring charges, operating income decreased due to a deterioration in the cost of sales ratio as a result of a decline in unit selling prices. With regard to products within the Electronics segment, the decrease in sales of CRT televisions and portable audio, as well as the decline in unit selling prices, primarily of video cameras, contributed to the decrease in operating income.

Inventory, as of December 31, 2004, was Y570.9 billion ($5,543 million), a Y29.3 billion, or 5.4%, increase compared with the level as of December 31, 2003 and a Y117.6 billion, or 17.1%, decrease compared with the level as of September 30, 2004.

Note: In association with the completion of business integration of Sony Group's semiconductor manufacturing businesses in July 2004, it was decided to account for semiconductor manufacturing operations inventory, which was previously recorded in the Game segment, within the Electronics segment as of the quarter beginning July 1, 2004. (Regarding the integration of Sony Group's semiconductor manufacturing operations, please refer to note 6.)



Game
                        (Billions of yen, millions of U.S. dollars)
                                Third quarter ended December 31
                            2003     2004     Change in        2004
                                                    Yen
----------              ------     ------        ------      ------
Sales and operating       Y367.0   Y282.6         -23.0%     $2,744
 revenue
Operating income            70.5     44.6         -36.8         433



Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales decreased 23.0% compared with the same quarter of the previous fiscal year (a 24% decrease on a local currency basis).

Hardware: In addition to a decline of PS2 unit sales in Japan, the U.S. and Europe, strategic price reductions, compared to the same quarter of the previous fiscal year, of the PS2 in Japan, the U.S. and Europe resulted in a decline in sales.
Software: Overall software sales increased as a result of an increase in unit sales of, and revenue from, PS2 software, despite being offset by a decrease in unit sales of, and revenue from, PlayStation software. Software sales revenue increased in Japan and Europe, but decreased in the U.S.

In addition, "PSP," on sale in Japan as of December 2004, has recorded very positive hardware and software sales.

Operating income decreased by Y25.9 billion, or a 36.8% decrease compared with the same quarter of the previous fiscal year, mainly as a result of the decrease in hardware sales, despite an increase in software sales.

Worldwide hardware production shipments:*
-> PS2:         7.39 million units (an increase of 0.56 million units)
-> PS one:      0.84 million units (a decrease of 0.18 million units)
-> PSP          0.51 million units
Worldwide software production shipments:*
-> PS2:         109 million units (an increase of 5 million units)
-> PlayStation: 3 million units (a decrease of 7 million units)
-> PSP          1.3 million units

* Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.


Inventory, as of December 31, 2004, was Y45.4 billion ($441 million), a Y83.2 billion, or 64.7%, decrease compared with the level as of December 31, 2003 and a Y8.0 billion, or 15.0%, decrease compared with the level as of September 30, 2004. (Regarding inventory, please refer to the note in the above Electronics segment.)




Music
                         (Billions of yen, millions of U.S. dollars)
                                  Third quarter ended December 31
                               2003     2004    Change in       2004
                                                      Yen
----------                   ------   ------       ------     ------
Sales and operating          Y141.1    Y56.3       - 60.1%      $547
 revenue
Operating income               16.1     12.0        -25.6        116


The amounts presented above are the sum of the yen-translated results of SMEI, a U.S -based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of SMEJ, a Japan-based operation which aggregates results in yen. In addition, please refer to the note regarding the establishment of Sony BMG.


Sales decreased 60.1% compared with the same quarter of the previous fiscal year. Of the Music segment's sales, 86% were generated by SMEJ, and 14% were generated by SMEI. As noted above, due to the establishment of the Sony BMG joint venture, there were no recorded music sales at SMEI in this fiscal year's third quarter as compared to the same quarter of the previous fiscal year. Therefore, SMEI's results are not comparable with results of prior quarters.

SMEJ: Sales increased 10.5% compared with the same quarter of the previous fiscal year mainly as a result of an increase in album and singles sales. Best-selling albums during the quarter included musiQ by ORANGE RANGE and SENTIMENTALover by Ken Hirai.

Operating income at SMEJ increased significantly compared to the same quarter of the previous fiscal year due to the higher sales noted above and an improvement in the cost of sales ratio.


Pictures
                         (Billions of yen, millions of U.S. dollars)
                                 Third quarter ended December 31
                            2003     2004     Change in         2004
                                                    Yen
----------                ------   ------        ------       ------
Sales and operating       Y181.2   Y203.1        + 12.1%      $1,972
 revenue
Operating income             5.6     18.6        +232.2          181


The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussions of certain portions of its results are specified as being on "a U.S. dollar basis."


Sales increased 12.1% compared with the same quarter of the previous fiscal year (15% increase on a U.S. dollar basis). Sales, on a U.S. dollar basis, increased primarily due to higher worldwide home entertainment revenues led by the strong performance of Spider-Man 2 and the television series Seinfeld. A total of over 30 million DVD and VHS units of these two titles was shipped worldwide during the quarter. U.S. theatrical revenues included the strong theatrical performance of The Grudge and Christmas with the Kranks.

Operating income increased Y13.0 billion, or 232.2%, to Y18.6 billion ($181 million), compared with the same quarter of the previous fiscal year. Spider-Man 2 contributed substantially to this quarter's earnings. The increase was also attributable to the theatrical performance of The Grudge, offset somewhat by the disappointing theatrical performance of Spanglish.



Financial Services
                        (Billions of yen, millions of U.S. dollars)
                                Third quarter ended December 31

                            2003     2004     Change in        2004
                                                    Yen
----------                ------   ------        ------      ------
Financial service         Y137.3   Y145.0          +5.5%     $1,407
 revenue
Operating income            12.7     13.9          +9.8         135


Unless otherwise specified, all amounts are on a U.S. GAAP basis.
Therefore, they differ from the results that Sony Life and Sony Bank disclose on a Japanese statutory basis.


Financial service revenue increased 5.5% compared with the same quarter of the previous fiscal year, mainly due to an increase in revenue at Sony Life. Revenue at Sony Life was Y121.8 billion ($1,182 million), a Y4.2 billion, or 3.6% increase compared with the same quarter of the previous year. Despite a deterioration in valuation gains and losses from investments, this was more than offset by an increase in revenue from insurance premiums.

Operating income increased by Y1.2 billion or 9.8% compared with the same quarter of the previous fiscal year, mainly due to an improvement in profitability at Sony Bank. Operating income at Sony Bank was recorded compared to an operating loss in the same quarter of the previous fiscal year mainly due to foreign exchange gains related to transactions in foreign currency denominated assets and liabilities and an increase in gains from the fund management, primarily, of housing loans. Operating income at Sony Life increased by Y0.3 billion or 2.0% to Y14.0 billion ($136 million).


Other
                     (Billions of yen, millions of U.S. dollars)
                              Third quarter ended December 31
                            2003    2004    Change in       2004
                                                  Yen
----------                ------  ------       ------     ------
Sales and operating        Y71.8   Y64.2        -10.6%      $623
 revenue
Operating income (loss)     (2.9)    2.5            -         24


Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales decreased 10.6% compared to the same quarter of the previous fiscal year. This was primarily the result of a decrease in intersegment sales due to contract changes at a Japanese subsidiary involved in the advertising agency business.

Operating income of Y2.5 billion ($24 million) was recorded, representing an improvement of Y5.4 billion compared with the operating loss of Y2.9 billion recorded in the same quarter of the previous fiscal year. This improvement was mainly due to the sale of a retail and showroom building in Japan, and from cost reductions at several businesses in the segment, including Sony Communication Network Corporation.


Operating Results for Major Affiliates Accounted for by the Equity
Method
------------------------------------------------------------------
The following operating results for significant companies accounted for by the equity method are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income of affiliated companies.

Sony Ericsson recorded sales for the quarter ended December 31, 2004 of Euro 2,005 million, representing a Euro 568 million or 40% increase compared to the same quarter of the previous fiscal year. Income before taxes was Euro 140 million, a 204%, or Euro 94 million increase compared to the same quarter of the previous fiscal year, and net income of Euro 55 million was recorded, a Euro 12 million, or 28% increase year on year. Sony Ericsson experienced a strong quarter led by consumer demand for mid and high-end GSM models as well as 3G UMTS phones. As a result, equity in net income of Y3.1 billion ($30 million) was recorded by Sony.

Sony BMG recorded sales revenue of $1,507 million, income before income taxes of $35 million, and net income of $21 million. Income before income taxes includes $168 million of restructuring charges. As a result, equity in net income of Y1.1 billion ($11 million) was recorded by Sony.

Cash Flow

The following charts show Sony's unaudited condensed statements of cash flow on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.



Cash Flow - Consolidated (excluding Financial Services segment)
---------------------------------------------------------------

                   (Billions of yen, millions of U.S. dollars)
                            Nine months ended December 31
Cash flow                2003      2004   Change in       2004
                                                Yen
----------             ------    ------      ------     ------
- From operating       Y191.6    Y230.8     Y +39.2     $2,240
  activities
- From investing       (268.7)   (414.7)     -146.0     (4,026)
  activities
- From financing        319.9     (35.4)     -355.3       (343)
  activities
Cash and cash           438.5     592.9      +154.4      5,756
 equivalents at
 beginning of the
 fiscal year
Cash and cash           636.5     378.1      -258.4      3,671
 equivalents as of
 December 31


Operating Activities: During the nine months ended December 31, 2004, although there was a significant increase in notes and accounts receivable, trade within the Electronics segment associated with the year-end sales season, an increase in notes and accounts payable, trade, in addition to net income, excluding depreciation and amortization, recorded primarily in the Electronics and Pictures segments, resulted in operating activities generating more cash than was used.

Investing Activities: During the nine months ended December 31, 2004, Sony made significant capital investments in semiconductors, particularly the advanced microprocessor "Cell," as well as investments associated with the amorphous TFT LCD panel manufacturing joint venture (S-LCD Corporation) established with Samsung
Electronics Co., Ltd.

As a result, the total amount of cash flow from operating activities and from investing activities was a use of cash of Y183.9 billion
($1,785 million).

Financing Activities: During the nine months ended December 31, 2004, financing was carried out primarily through the issuance of commercial paper. Sony also redeemed a portion of its long-term debt.

Cash and Cash Equivalents: In addition to the aforementioned information, the total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, was Y378.1 billion ($3,671 million) as of December 31, 2004, a decrease of Y214.8 billion compared to March 31, 2004 and a decrease of Y258.4 billion compared to December 31, 2003.



Cash Flow - Financial Services segment
--------------------------------------

                    (Billions of yen, millions of U.S. dollars)
                            Nine months ended December 31
Cash flow                2003      2004    Change in       2004
                                                 Yen
----------             ------    ------       ------     ------
- From operating       Y204.5    Y114.5       Y-90.0     $1,111
  activities
- From investing       (333.7)   (455.2)      -121.6     (4,420)
  activities
- From financing        115.8     281.7       +165.8      2,735
  activities
Cash and cash           274.5     256.3        -18.2      2,489
 equivalents at
 beginning of the
 fiscal year
Cash and cash           261.2     197.2        -64.0      1,915
 equivalents as of
 December 31


Operating Activities: Operating activities generated more cash than was used due to an increase in income from insurance premiums and other, reflecting primarily an increase in insurance-in-force at Sony Life.

Investing Activities: Payments for investments and advances exceeded proceeds from sales of securities investments, maturities of marketable securities and collections of advances primarily as a result of the fact that in addition to the carrying out of investment in mainly Japanese fixed income securities primarily as a result of an increase in income from insurance premiums at Sony Life, a housing loan campaign and investment in securities was carried out at Sony Bank as a result of increased customer deposits.

Financing Activities: In addition to the increase in policyholders' accounts at Sony Life, and factors including an increase in the number of accounts, deposits from customers in the banking business increased.

Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was Y197.2 billion ($1,915 million) as of December 31, 2004, which was a decrease of Y59.1 billion compared to March 31, 2004, and a decrease of Y64.0 billion compared to December 31, 2003.

Notes

Note I: During the third quarter ended December 31, 2004, the average value of the yen was Y105.0 against the U.S. dollar and Y135.6 against the euro, which was 2.8% higher against the U.S. dollar and 5.7% lower against the euro, compared with the average rates for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the quarter. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note III: In the third quarter ended December 31, 2004, Sony adopted Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." As a result of adopting EITF Issue No. 04-8, diluted earnings per share of net income for the three months ended December 31, 2003 have been restated (see Note 9 regarding EITF Issue No.04-8).


Outlook for the Fiscal Year ending March 31, 2005
-------------------------------------------------
As announced on January 20, 2005, Sony's forecast for consolidated operating results for the fiscal year ending March 31, 2005 has been revised as per the table below:


                             Current    Change from          October
                            Forecast  previous year         Forecast
                              ------         ------           ------
Sales and operating   Y7,150 billion             -5%  Y7,350 billion
 revenue
Operating income         110 billion            +11      160 billion
Income before income     140 billion             -3      170 billion
 taxes
Net income               150 billion            +69      110 billion


Assumed foreign currency exchange rates for the fourth quarter ending March 31, 2005: approximately Y103 to the U.S. dollar, and approximately Y136 to the Euro.

The above revised forecast is primarily a result of the following reasons:

1. Sales and operating income are lower than the previous forecast as a result of changes in the business and competitive environment within Electronics.
2. During the third quarter ended December 31, 2004, as a result of the reversal of valuation allowances against deferred tax assets of Y67.9 billion ($659 million) by Sony's U.S. subsidiaries, there was a reduction in income tax expense, leading to an increase in the forecast for net income (please refer to the discussion regarding effective tax rates.)

Further to the aforementioned reasons, the revision to the forecast for income before income taxes also reflects an increase in foreign exchange gains.

In addition, the forecast for operating income also includes restructuring charges, as operating expenses, of approximately Y100 billion (a reduction of Y10 billion in restructuring charges since the October forecast), and the forecast for net income incorporates approximately Y24 billion in equity in net income of affiliated companies.

Primary Reasons for the Downward Revision to the Forecast for Sales and Operating Income
-------------------------------------------------------------------
- As a result of a greater than anticipated deterioration in unit selling prices of several products in Electronics including televisions, DVD recorders and video cameras, profitability is below Sony's previously announced forecasts.
- Due to a decrease in demand, in particular from external customers, sales and profit for semiconductors and components are below Sony's expectations.
- Sales and profit for portable audio products are also anticipated to fall short of Sony's estimates as a result of changes in the competitive environment.
- With regard to sales revenue on a regional basis, in Japan, sales, in particular those of DVD recorders, portable audio products and "VAIO" PCs are lower than anticipated. In Europe, sales of portable audio products and video cameras, in particular, are below Sony's expectations.

Our forecast for capital expenditures, depreciation and amortization or research and development costs is as per the table below:


                                        Forecast         Change from
                                                       previous year
                                          ------              ------
Capital expenditures
 (additions to fixed assets)        Y370 billion                  -2%
Depreciation and amortization*       370 billion                  +1
(Depreciation expenses for           290 billion                  +1)
 tangible assets
* Including amortization of intangible assets and amortization of deferred insurance acquisition costs.
Research and development expenses    550 billion                  +7


We have downwardly revised by Y40 billion our forecast, as of October 28, 2004, for capital expenditures. This reduction in capital expenditures is focused mainly within our semiconductor business. There has been no change to our forecast as of October 28, 2004 for depreciation and amortization or research and development costs.

As of December 31, 2004, Sony had deferred tax assets in relation to Japanese local income taxes totaling Y89.1 billion. However, there is a possibility that, depending on future operating performance, Sony may establish a valuation allowance against part or all of its deferred tax assets that would be charged to income as an increase in tax expense.

However, it should be noted that the forecast above does not include the possibility of the establishment of a valuation allowance against deferred tax assets in Japan.

For your reference, further details about valuation allowances against deferred tax assets can be found under the "Deferred tax asset valuation" section of "Critical Accounting Policies" in Item 5. Operating and Financial Review and Prospects of Sony Corporation's Form 20-F for the fiscal year ended March 31, 2004. URL:http://www.sec.gov/Archives/edgar/data/313838/000114554904000801/
0001145549-04-000801-index.htm


Cautionary Statement
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to
(i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics, Music and Pictures segments; (v) Sony's ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) the success of Sony's joint ventures and alliances; and (viii) the risk of being unable to obtain regulatory approval to successfully complete the acquisition of MGM. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.


Investor Relations Contacts:
----------------------------

Tokyo                New York               London
Yukio Ozawa          Takeshi Sudo/          Chris Hohman/
                     Justin Hill            Shinji Tomita
+81-(0)3-5448-2180   +1-212-833-6722        +44-(0)20-7444-9713


Home Page: http://www.sony.net/IR/



Business Segment Information (Unaudited)
----------------------------------------
                        (Millions of yen, millions of U.S. dollars)
                              Three months ended December 31

Sales and               2003           2004       Change       2004
 operating revenue
  ----------          ------         ------       ------     ------
  Electronics
   Customers      Y1,479,622     Y1,438,682         -2.8%   $13,968
   Intersegment       44,775         72,110                     700
  ----------          ------         ------       ------     ------
   Total           1,524,397      1,510,792         -0.9     14,668

  Game
   Customers         356,212        273,599        -23.2      2,656
   Intersegment       10,739          9,022                      88
  ----------          ------         ------       ------     ------
   Total             366,951        282,621        -23.0      2,744

  Music
   Customers         130,670         46,317        -64.6        450
   Intersegment       10,441         10,030                      97
  ----------          ------         ------       ------     ------
   Total             141,111         56,347        -60.1        547

  Pictures
   Customers         181,227        203,097        +12.1      1,972
   Intersegment            0              0                       0
  ----------          ------         ------       ------     ------
   Total             181,227        203,097        +12.1      1,972

  Financial
   Services
   Customers         130,319        139,479         +7.0      1,354
   Intersegment        7,023          5,483                      53
  ----------          ------         ------       ------     ------
   Total             137,342        144,962         +5.5      1,407

  Other
   Customers          45,351         47,011         +3.7        456
   Intersegment       26,488         17,183                     167
  ----------          ------         ------       ------     ------
   Total              71,839         64,194        -10.6        623

  Elimination        (99,466)      (113,828)           -     (1,105)
  ----------          ------         ------       ------     ------
  Consolidated    Y2,323,401     Y2,148,185         -7.5%   $20,856
   total


Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.



Operating income (loss)     2003        2004     Change      2004
  ----------              ------      ------     ------    ------
  Electronics            Y64,419     Y49,381      -23.3%     $479
  Game                    70,519      44,574      -36.8       433
  Music                   16,086      11,964      -25.6       116
  Pictures                 5,613      18,646     +232.2       181
  Financial Services      12,666      13,904       +9.8       135
  Other                   (2,939)      2,500          -        24
  ----------              ------      ------     ------    ------
  Total                  166,364     140,969      -15.3     1,368

  Unallocated             (7,592)     (2,796)         -       (27)
   corporate expenses
   and elimination
  ----------              ------      ------     ------    ------
  Consolidated total    Y158,772    Y138,173      -13.0%   $1,341


Commencing April 1, 2004, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current quarter (See Notes 5 and 6).


                      (Millions of yen, millions of U.S. dollars)
                                Nine months ended December 31

Sales and                   2003        2004     Change      2004
 operating revenue
  ----------              ------      ------     ------    ------
  Electronics
   Customers          Y3,714,850  Y3,724,772       +0.3%  $36,163
   Intersegment          180,060     124,519                1,209
  ----------              ------      ------     ------    ------
  Total                3,894,910   3,849,291       -1.2    37,372

  Game
   Customers             632,296     488,534      -22.7     4,743
   Intersegment           21,187      19,097                  185
  ----------              ------      ------     ------    ------
  Total                  653,483     507,631      -22.3     4,928

  Music
   Customers             308,779     185,631      -39.9     1,802
   Intersegment           26,482      24,257                  236
  ----------              ------      ------     ------    ------
  Total                  335,261     209,888      -37.4     2,038

  Pictures
   Customers             519,768     543,030       +4.5     5,272
   Intersegment                0           0                    0
  ----------              ------      ------     ------    ------
  Total                  519,768     543,030       +4.5     5,272

  Financial
   Services
   Customers             421,073     386,828       -8.1     3,756
   Intersegment           20,330      17,620                  171
  ----------              ------      ------     ------    ------
  Total                  441,403     404,448       -8.4     3,927

  Other
   Customers             127,434     133,800       +5.0     1,299
   Intersegment           70,892      51,428                  499
  ----------              ------      ------     ------    ------
  Total                  198,326     185,228       -6.6     1,798

  Elimination           (318,951)   (236,921)         -    (2,300)
  ----------              ------      ------     ------    ------
  Consolidated        Y5,724,200  Y5,462,595       -4.6%  $53,035
   total


Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.



Operating income (loss)     2003        2004     Change      2004
  ----------              ------      ------     ------    ------
  Electronics           Y122,433     Y65,123      -46.8%     $632
  Game                    74,464      41,682      -44.0       405
  Music                    3,129      11,412     +264.7       111
  Pictures                (1,404)     50,165          -       487
  Financial Services      37,969      39,188       +3.2       380
  Other                   (5,548)         97          -         1
  ----------              ------      ------     ------    ------
  Total                  231,043     207,667      -10.1     2,016

  Unallocated            (22,385)    (16,335)         -      (158)
   corporate expenses
   and elimination
  ----------              ------      ------     ------    ------
  Consolidated total    Y208,658    Y191,332       -8.3%   $1,858



Commencing April 1, 2004, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current quarter (See Notes 5 and 6).


Electronics Sales and Operating Revenue to Customers by Product
Category


                      (Millions of yen, millions of U.S. dollars)
                                Three months ended December 31
Sales and operating         2003        2004     Change      2004
 revenue
----------                ------      ------     ------    ------
Audio                   Y219,602    Y183,977      -16.2%   $1,786
Video                    310,655     329,743       +6.1     3,201
Televisions              306,386     318,441       +3.9     3,092
Information and          231,454     218,056       -5.8     2,117
 Communications
Semiconductors            69,460      53,755      -22.6       522
Components               169,857     164,746       -3.0     1,600
Other                    172,208     169,964       -1.3     1,650
----------                ------      ------     ------    ------
Total                 Y1,479,622  Y1,438,682       -2.8%  $13,968

                                Nine months ended December 31
Sales and operating         2003        2004     Change      2004
 revenue
----------                ------      ------     ------    ------
Audio                   Y543,381    Y465,388      -14.4%   $4,518
Video                    751,746     826,824      +10.0     8,027
Televisions              710,244     734,483       +3.4     7,131
Information and          625,941     573,811       -8.3     5,571
 Communications
Semiconductors           187,074     195,657       +4.6     1,900
Components               464,335     476,837       +2.7     4,630
Other                    432,129     451,772       +4.5     4,386
----------                ------      ------     ------    ------
Total                 Y3,714,850  Y3,724,772       +0.3%  $36,163



The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment. In addition, commencing
April 1, 2004, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been restated. (See Note 7)


Geographic Segment Information (Unaudited)
------------------------------------------

                      (Millions of yen, millions of U.S. dollars)
                               Three months ended December 31
Sales and operating         2003        2004    Change       2004
 revenue
  ----------              ------      ------    ------     ------
  Japan                 Y622,930    Y597,586      -4.1%    $5,802
  United States          650,658     645,831      -0.7      6,270
  Europe                 633,889     508,984     -19.7      4,942
  Other Areas            415,924     395,784      -4.8      3,842
  ----------              ------      ------    ------     ------
  Total               Y2,323,401  Y2,148,185      -7.5%   $20,856

                                Nine months ended December 31
Sales and operating          2003       2004    Change       2004
 revenue
  ----------              ------      ------    ------     ------
  Japan               Y1,670,787  Y1,572,982      -5.9%   $15,272
  United States        1,628,381   1,521,797      -6.5     14,775
  Europe               1,358,097   1,244,587      -8.4     12,083
  Other Areas          1,066,935   1,123,229      +5.3     10,905
  ----------              ------      ------     ------    ------
  Total               Y5,724,200  Y5,462,595      -4.6%   $53,035


Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.



Consolidated Statements of Income (Unaudited)
---------------------------------------------

     (Millions of yen, millions of U.S. dollars, except per share amounts)
                               Three months ended December 31
                            2003        2004    Change       2004
                          ------      ------    ------     ------
Sales and                                            %
 operating revenue:
  Net sales           Y2,180,714  Y1,996,676              $19,385
  Financial service      130,319     139,479                1,354
   revenue
  Other operating         12,368      12,030                  117
   revenue
                          ------      ------               ------
                       2,323,401   2,148,185      -7.5     20,856
Costs and expenses:
  Cost of sales        1,551,627   1,489,359               14,460
  Selling, general       485,073     393,269                3,818
   and administrative
  Financial service      117,665     125,609                1,220
   expenses
  Loss on sale,           10,264       1,775                   17
   disposal or
   impairment of
   assets, net
                          ------      ------               ------
                       2,164,629   2,010,012               19,515

Operating income         158,772     138,173     -13.0      1,341

Other income:
  Interest and             3,337       2,427                   24
   dividends
  Royalty income           5,671       4,898                   48
  Foreign exchange         9,278       5,381                   52
   gain, net
  Gain on sale of            350       3,425                   33
   securities
   investments, net
  Gain on change in          919       1,612                   16
   interest in
   subsidiary and
   equity investee
  Other                    6,154       5,924                   57
                          ------      ------               ------
                          25,709      23,667                  230
Other expenses:
  Interest                 7,196       7,265                   70
  Loss on                 10,911         106                    1
   devaluation
   of securities
   investments
  Other                    8,564       5,244                   51
                          ------      ------               ------
                          26,671      12,615                  122
                          ------      ------               ------
Income before income     157,810     149,225      -5.4      1,449
 taxes

  Income taxes            67,587       7,017                   68
                          ------      ------               ------
Income before minority    90,223     142,208     +57.6      1,381
 interest and equity in
 net income of
 affiliated companies

  Minority interest          656         728                    7
   in income of
   consolidated
   subsidiaries

  Equity in net income     3,052       2,334                   22
   of affiliated
   companies
                          ------      ------               ------
Net income               Y92,619    Y143,814     +55.3     $1,396
                          ------      ------               ------
Per share data:
  Common stock
   Net income
    - Basic              Y100.16     Y155.32     +55.1      $1.51
    - Diluted              92.51      138.08     +49.3       1.34
  Subsidiary tracking
   stock
   Net income (loss)
    - Basic               (10.71)      27.29         -       0.26



     (Millions of yen, millions of U.S. dollars, except per share amounts)
                               Nine months ended December 31
                            2003        2004    Change       2004
                          ------      ------    ------     ------
Sales and operating                                  %
 revenue:
  Net sales           Y5,267,642  Y5,035,823              $48,891
  Financial service      421,073     386,828                3,756
   revenue
  Other operating         35,485      39,944                  388
   revenue
                          ------      ------    ------     ------
                       5,724,200   5,462,595      -4.6     53,035
Costs and expenses:
  Cost of sales        3,819,905   3,776,754               36,667
  Selling, general     1,302,861   1,131,889               10,989
   and administrative
  Financial service      379,165     348,119                3,380
   expenses
  Loss on sale,           13,611      14,501                  141
   disposal or
   impairment of
   assets, net
                          ------      ------    ------     ------
                       5,515,542   5,271,263               51,177

Operating income         208,658     191,332      -8.3      1,858

Other income:
  Interest and            13,368      10,517                  102
   dividends
  Royalty income          23,855      22,017                  214
  Foreign exchange        10,471           -                    -
   gain, net
  Gain on sale of         11,746       5,451                   53
   securities
   investments, net
  Gain on change in          919      15,107                  147
   interest in
   subsidiary and
   equity investee
  Other                   26,448      18,607                  180
                          ------      ------    ------     ------
                          86,807      71,699                  696
Other expenses:
  Interest                20,670      21,823                  212
  Loss on                 12,550       2,419                   24
   devaluation
   of securities
   investments
  Foreign exchange             -         553                    5
   loss, net
  Other                   24,605      19,136                  186
                          ------      ------    ------     ------
                          57,825      43,931                  427
                          ------      ------    ------     ------
Income before income     237,640     219,100      -7.8      2,127
 taxes

  Income taxes           103,272      21,378                  207
                          ------      ------    ------     ------
Income before            134,368     197,722     +47.1      1,920
 minority interest,
 equity in net income
 (loss) of affiliated
 companies and
 cumulative effect of
 an accounting change

  Minority interest        1,822       1,300                   13
   in income of
   consolidated
   subsidiaries

  Equity in net           (3,763)     28,579                  277
   income (loss)
   of affiliated
   companies
                          ------      ------    ------     ------
Income before            128,783     225,001     +74.7      2,184
 cumulative effect
 of an accounting
 change

  Cumulative effect       (2,117)     (4,713)                 (45)
   of an accounting
   change (2003: Net
   of income taxes of
   Y0 million)
   (2004: Net of income
   taxes of Y2,675
   million)
                          ------      ------    ------     ------
Net income              Y126,666    Y220,288     +73.9     $2,139
                          ------      ------    ------     ------
Per share data:
  Common stock
   Income before
    cumulative effect
    of an accounting
    change
    - Basic              Y139.56     Y243.04     +74.1      $2.36
    - Diluted             130.19      216.87     +66.6       2.11

   Net income
    - Basic               137.27      237.95     +73.3       2.31
    - Diluted             128.08      212.36     +65.8       2.06
  Subsidiary
   tracking stock
   Net income (loss)
    - Basic               (28.67)      45.41         -       0.44



Consolidated Balance Sheets (Unaudited)
---------------------------------------
                      (Millions of yen, millions of U.S. dollars)
                        December       March   December  December
                              31          31         31        31
     ASSETS                 2003        2004       2004      2004
                          ------      ------     ------    ------
Current assets:
  Cash and cash         Y897,691    Y849,211   Y575,341    $5,586
   equivalents
  Time deposits            7,611       4,662      2,485        24
  Marketable             273,261     274,748    540,177     5,244
   securities
  Notes and accounts   1,496,804   1,123,863  1,383,540    13,432
   receivable, trade
  Allowance for         (118,125)   (112,674)   (97,979)     (951)
   doubtful accounts
   and sales returns
  Inventories            712,737     666,507    653,790     6,347
  Deferred income        122,579     125,532    121,938     1,184
   taxes
  Prepaid expenses       480,276     431,506    489,047     4,749
   and other current
   assets
                          ------      ------     ------    ------
                       3,872,834   3,363,355  3,668,339    35,615

Film costs               269,183     256,740    263,157     2,555

Investments and
 advances:
  Affiliated companies    85,364      86,253    262,287     2,546
  Securities           2,230,022   2,426,697  2,501,026    24,282
   investments and
   other
                          ------      ------     ------    ------
                       2,315,386   2,512,950  2,763,313    26,828
Property, plant
 and equipment:
  Land                   193,278     189,785    182,133     1,768
  Buildings              950,656     930,983    912,906     8,863
  Machinery and        2,073,346   2,053,085  2,102,492    20,413
   equipment
  Construction in         92,273      98,480    141,645     1,375
   progress
  Less-Accumulated    (1,945,638) (1,907,289)(1,978,404)  (19,208)
   depreciation
                          ------      ------     ------    ------
                       1,363,915   1,365,044  1,360,772    13,211
Other assets:
  Intangibles, net       250,856     248,010    209,385     2,033
  Goodwill               284,911     277,870    270,645     2,628
  Deferred insurance     344,835     349,194    373,288     3,624
   acquisition costs
  Deferred income        265,356     203,203    224,694     2,181
   taxes
  Other                  425,136     514,296    465,869     4,524
                          ------      ------     ------    ------
                       1,571,094   1,592,573  1,543,881    14,990
                          ------      ------     ------    ------
                      Y9,392,412  Y9,090,662 Y9,599,462   $93,199
                          ------      ------     ------    ------
  LIABILITIES AND
   STOCKHOLDERS'
   EQUITY
Current liabilities:
  Short-term            Y228,625     Y91,260   Y207,504    $2,014
   borrowings
  Current portion         89,925     383,757    450,305     4,372
   of long-term debt
  Notes and accounts     916,594     778,773    848,643     8,239
   payable, trade
  Accounts payable,      868,899     812,175    771,552     7,491
   other and accrued
   expenses
  Accrued income         115,633      57,913     79,282       770
   and other taxes
  Deposits from          358,611     378,851    512,800     4,979
   customers in the
   banking business
  Other                  392,509     479,486    408,991     3,971
                          ------      ------     ------    ------
                       2,970,796   2,982,215  3,279,077    31,836

Long-term liabilities:
  Long-term debt       1,070,503     777,649    637,063     6,185
  Accrued pension and    535,021     368,382    328,562     3,190
   severance costs
  Deferred income         99,185      96,193     66,949       650
   taxes
  Future insurance     2,111,994   2,178,626  2,383,749    23,143
   policy benefits
   and other
  Other                  244,565     286,737    242,628     2,356
                          ------      ------     ------    ------
                       4,061,268   3,707,587  3,658,951    35,524

Minority interest         18,493      22,858     24,140       234
 in consolidated
 subsidiaries

Stockholders' equity:
  Capital stock          480,263     480,267    480,348     4,664
  Additional paid-in     993,138     992,817    992,556     9,636
   capital
  Retained earnings    1,416,786   1,367,060  1,575,526    15,296
  Accumulated other     (540,503)   (449,959)  (405,232)   (3,934)
   comprehensive
   income
  Treasury stock,         (7,829)    (12,183)    (5,904)      (57)
   at cost
                          ------      ------     ------    ------
                       2,341,855   2,378,002  2,637,294    25,605
                          ------      ------     ------    ------
                      Y9,392,412  Y9,090,662 Y9,599,462   $93,199
                          ------      ------     ------    ------


Consolidated Statements of Cash Flows (Unaudited)
-------------------------------------------------
                      (Millions of yen, millions of U.S. dollars)
                                    Nine months ended December 31
                                      2003        2004       2004
                                    ------      ------     ------
Cash flows from operating
 activities:
 Net income                       Y126,666    Y220,288     $2,139
 Adjustments to reconcile net
  income to net cash provided
  by operating activities
  Depreciation and amortization,   266,930     268,740      2,609
   including amortization of
   deferred insurance
   acquisition costs
  Amortization of film costs       209,035     206,925      2,009
  Accrual for pension and           42,936      14,475        141
   severance costs, less
   payments
  Loss on sale, disposal or         13,611      14,501        141
   impairment of assets, net
  Gain on sales of securities      (11,746)     (5,451)       (53)
   investments, net
  Gain on change in interest          (919)    (15,107)      (147)
   in subsidiary and equity
   investee
  Deferred income taxes              7,591     (57,349)      (557)
  Equity in net (gain) loss of       5,070     (27,851)      (270)
   affiliated companies, net
   of dividends
  Cumulative effect of an            2,117       4,713         45
   accounting change
  Changes in assets and
   liabilities:
   Increase in notes and          (423,890)   (288,539)    (2,801)
    accounts  receivable, trade
   (Increase) decrease in         (109,843)      5,099         50
    inventories
   Increase in film costs         (212,481)   (217,185)    (2,108)
   Increase in notes and           229,608      77,125        749
    accounts payable, trade
   Increase in accrued income        7,295      23,073        224
    and other taxes
   Increase in future insurance    197,584     100,665        977
    policy benefits and other
   Increase in deferred insurance  (53,118)    (48,882)      (475)
    acquisition costs
   (Increase) decrease in              369     (23,138)      (225)
    marketable securities held
    in the financial service
    business for trading purpose
   Increase in other current       (82,315)    (59,213)      (575)
    assets
   Increase in other current        95,610      96,528        937
    liabilities
  Other                             76,336      49,428        480
                                    ------      ------     ------

     Net cash provided by          386,446     338,845      3,290
      operating activities
                                    ------      ------     ------

Cash flows from investing
 activities:
 Payments for purchases of        (306,204)   (345,073)    (3,350)
  fixed assets
 Proceeds from sales of             31,672      27,504        267
  fixed assets
 Payments for investments and     (899,450)   (998,760)    (9,697)
  advances by financial
  service business
 Payments for investments and      (31,997)   (143,382)    (1,392)
  advances (other than financial
  service business)
 Proceeds from maturities of       584,602     573,218      5,565
  marketable securities, sales
  of securities investments and
  collections of advances by
  financial service business
 Proceeds from maturities of        26,933      22,534        219
  marketable securities, sales
  of securities investments and
  collections of advances
  (other than financial service
  business)
 Other                                (718)      4,871         47
                                    ------      ------     ------
     Net cash used in investing   (595,162)   (859,088)    (8,341)
      activities
                                    ------      ------     ------

Cash flows from financing
 activities:
 Proceeds from issuance            258,776      10,286        100
  of long-term debt
 Payments of long-term debt        (23,866)    (86,516)      (840)
 Increase in short-term            109,497      64,356        625
  borrowings
 Increase in deposits from         109,316     222,735      2,162
  customers in the financial
  service business
 Dividends paid                    (23,189)    (23,049)      (224)
 Other                               7,705      54,080        525
                                    ------      ------     ------
     Net cash provided by          438,239     241,892      2,348
      financing activities
                                    ------      ------     ------

Effect of exchange rate  changes   (44,890)      4,481         44
 on cash and cash equivalents
                                    ------      ------     ------
Net increase (decrease) in         184,633    (273,870)    (2,659)
 cash and cash equivalents
Cash and cash equivalents at       713,058     849,211      8,245
 beginning of the fiscal year
                                    ------      ------     ------
Cash and cash equivalents at      Y897,691    Y575,341     $5,586
 December 31
                                    ------      ------     ------


(Notes)

1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y103 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 30, 2004.

2. As of December 31, 2004, Sony had 909 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 59 affiliated companies.

3. Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders' economic interest in the targeted subsidiary's earnings available for dividends or change in accumulated losses that do not include those of the targeted subsidiary's subsidiaries. The earnings allocated to common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony's net income for the period.
   Weighted-average shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average shares for the three months and nine months ended December 31, 2003 and 2004 mainly resulted from convertible bonds.



   Weighted-average shares             (Thousands of shares)
   -----------------------        Three months ended December 31
                                      2003                 2004
   Net income                       ------               ------
    - Basic                        925,086              925,368
    - Diluted                    1,007,639            1,045,178


   Weighted-average shares             (Thousands of shares)
   -----------------------         Nine months ended December 31
                                      2003                 2004
   Income before cumulative         ------               ------
    effect of an accounting
    change and net income
    - Basic                        923,387              925,183
    - Diluted                    1,002,877            1,045,037


   By adopting the Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", issued in July 2004, diluted earnings per share of income before cumulative effect of an accounting change for the nine months ended December 31, 2003, net income for the three months and nine months ended December 31, 2003 have been restated (see Note 9. Adoption of New Accounting Standards).

   Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months and nine months ended December 31, 2003 and 2004 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for earnings per share of the subsidiary tracking stock.

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the three months and nine months ended December 31, 2003 and 2004 were as follows:



                        (Millions of yen, millions of U.S. dollars)
                    Three months ended          Nine months ended
                        December 31                 December 31
----------     ------    ------   ------    ------    ------   ------
                 2003      2004     2004      2003      2004     2004
----------     ------    ------   ------    ------    ------   ------
Net income    Y92,619  Y143,814   $1,396  Y126,666  Y220,288   $2,139
Other
 comprehensive
 income
 (loss):
 Unrealized     1,026    (1,779)     (17)   30,907   (14,293)    (139)
  gains
  (losses) on
  securities
 Unrealized    (3,303)    2,532       25     2,891       119        1
  gains
  (losses) on
  derivative
  instruments
 Minimum          788     7,582       74    (2,196)   28,535      277
  pension
  liabilities
  adjustments
 Foreign      (22,004)  (56,100)    (545) (100,129)   30,366      295
  currency
  translation
  adjustments
               ------    ------   ------    ------    ------   ------
              (23,493)  (47,765)    (463)  (68,527)   44,727      434
----------     ------    ------   ------    ------    ------   ------
Comprehensive Y69,126   Y96,049     $933   Y58,139  Y265,015   $2,573
 income
----------     ------    ------   ------    ------    ------   ------


5. As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to "Other" category in the Electronics segment. Results for the same period of the previous year in the Electronics and Music segments have been restated to conform to the presentation for this year.

6. In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment's semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the "Semiconductor" category in the Electronics segment. The results for the same period of the previous fiscal year have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line of business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony's semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within the Sony group as a whole.

7. Commencing April 1, 2004, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been reclassified. The primary changes are as follows;


   Main Product   Previous Product      New Product Category
                  Category
   AIWA           "Other"           ->  "Audio" or "Video" or
                                        "Televisions"
   Set-top box    "Video"           ->  "Televisions"



8. In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No.46, "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletins ("ARB") No.51", and the revised FIN No.46 was issued in December 2003. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity ("VIE"). FIN No.46 is effective immediately for all new VIEs created or acquired after January 31, 2003. Sony has not entered into any new arrangements with VIEs on or after February 1, 2003. For VIEs created or acquired prior to February 1, 2003, Sony adopted FIN No.46 on July 1, 2003. As a result of the adoption of FIN No.46, Sony recognized Y2,117 million of loss as the cumulative effect of an accounting change. Additionally, Sony's assets and liabilities increased as non-cash transactions, which resulted in no cash flows, by Y95,255 million and Y97,950 million, respectively, as well as cash and cash equivalents of Y1,521 million.

9. Adoption of New Accounting Standards

   Accounting and Reporting by Insurance Enterprises for Certain
   Nontraditional Long-Duration Contracts and for Separate Accounts

   In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony's operating income decreased by Y344 million ($3 million) and Y3,561 million ($35 million) for the three months and nine months ended December 31, 2004, respectively. Additionally, on April 1, 2004, Sony recognized Y4,713 million ($45 million) of loss (net of income taxes of Y2,675 million) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in "Security investments and other" on the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the separate account assets are now treated as general accounts and included in "Marketable securities" on the consolidated balance sheet.

   The Effect of Contingently Convertible Instruments on Diluted
   Earnings per Share

   In July 2004, the EITF issued EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share". In accordance with FAS No.128, Sony had not included in the computation of diluted earnings per share ("EPS") the number of potential common stock upon the conversion of contingently convertible debt instruments ("Co-Cos") that have not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony's diluted EPS of income before cumulative effect of an accounting change for the nine months ended December 31, 2003, and net income for the three months and nine months ended December 31, 2003 have been restated. Sony's diluted EPS of income before cumulative effect of an accounting change for the nine months ended December 31, 2004, net income for the three months and nine months ended December 31, 2004 were decreased by Y9.67 ($0.09), Y6.16 ($0.06) and Y9.47 ($0.09), respectively, compared to those before adopting EITF Issue
   No. 04-8.



Other Consolidated Financial Data

                       (Millions of yen, millions of U.S. dollars)
                               Three months ended December 31
                       2003            2004        Change      2004
                     ------          ------        ------    ------
Capital             Y97,649         Y78,700         -19.4%     $764
 expenditures
 (additions
 to property,
 plant and
 equipment)
Depreciation         95,229          92,036          -3.4       894
 and amortization
 expenses*
(Depreciation       (74,670)        (75,594)        (+1.2)     (734)
 expenses for
 tangible assets)
Research and        123,760         119,430          -3.5     1,160
 development
 expenses

                                Nine months ended December 31
                       2003            2004        Change      2004
                     ------          ------        ------    ------
Capital            Y268,682        Y256,822          -4.4%   $2,493
 expenditures
 (additions
 to property,
 plant and
 equipment)
Depreciation        266,930         268,740          +0.7     2,609
 and amortization
 expenses*
(Depreciation      (210,426)       (217,080)        (+3.2)   (2,108)
 expenses for
 tangible assets)
Research and        374,115         370,030          -1.1     3,593
 development
 expenses



* Including amortization expenses for intangible assets and for deferred insurance acquisition costs



Condensed Financial Services Financial Statements (Unaudited)
-------------------------------------------------------------
The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.
Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.


                        (Millions of yen, millions of U.S. dollars)
Condensed Statements          Three months ended December 31
 of Income
--------------------
Financial Services       2003        2004        Change        2004
                       ------      ------        ------      ------
                                                      %
Financial service    Y137,342    Y144,962          +5.5      $1,407
 revenue
Financial service     124,676     131,058          +5.1       1,272
 expenses
                       ------      ------        ------      ------
Operating income       12,666      13,904          +9.8         135
Other income            2,137         861         -59.7           8
 (expenses), net
                       ------      ------        ------      ------
Income before          14,803      14,765          -0.3         143
 income taxes
Income taxes and        6,006       5,399         -10.1          52
 other
                       ------      ------        ------      ------
Net income             Y8,797      Y9,366          +6.5         $91
                       ------      ------        ------      ------


                        (Millions of yen, millions of U.S. dollars)
                              Three months ended December 31
Sony without             2003        2004        Change        2004
 Financial Services
                       ------      ------        ------      ------
                                                           %
Net sales and      Y2,195,686  Y2,012,140          -8.4     $19,535
 operating
 revenue
Costs and           2,049,716   1,888,195          -7.9      18,332
 expenses
                       ------      ------        ------      ------
Operating income      145,970     123,945         -15.1       1,203
Other income           (2,963)     10,516             -         102
 (expenses), net
                       ------      ------        ------      ------
Income before         143,007     134,461          -6.0       1,305
 income taxes
Income taxes and       59,426          13        -100.0           0
 other
                       ------      ------        ------      ------
Net income            Y83,581    Y134,448         +60.9      $1,305
                       ------      ------        ------      ------

                        (Millions of yen, millions of U.S. dollars)
                               Three months ended December 31
Consolidated             2003        2004        Change        2004
                       ------      ------        ------      ------
                                                      %
Financial service    Y130,319    Y139,479          +7.0      $1,354
 revenue
Net sales and       2,193,082   2,008,706          -8.4      19,502
 operating revenue
                       ------      ------        ------      ------
                    2,323,401   2,148,185          -7.5      20,856
Costs and           2,164,629   2,010,012          -7.1      19,515
 expenses
                       ------      ------        ------      ------
Operating income      158,772     138,173         -13.0       1,341
Other income             (962)     11,052             -         108
 (expenses), net
                       ------      ------        ------      ------
Income before         157,810     149,225          -5.4       1,449
 income taxes
Income taxes           65,191       5,411         -91.7          53
 and other
                       ------      ------        ------      ------
Net income            Y92,619    Y143,814         +55.3      $1,396
                       ------      ------        ------      ------


                        (Millions of yen, millions of U.S. dollars)
Condensed Statements           Nine months ended December 31
 of Income
--------------------
Financial Services       2003        2004        Change        2004
                       ------      ------        ------      ------
                                                      %
Financial service    Y441,403    Y404,448          -8.4      $3,927
 revenue
Financial service     403,434     365,260          -9.5       3,547
 expenses
                       ------      ------        ------      ------
Operating income       37,969      39,188          +3.2         380
Other income            2,049       9,754        +376.0          95
 (expenses), net
                       ------      ------        ------      ------
Income before          40,018      48,942         +22.3         475
 income taxes
Income taxes and       15,872      18,857         +18.8         184
 other
                       ------      ------        ------      ------
Income before          24,146      30,085         +24.6         291
 cumulative effect
 of an accounting
 change
Cumulative effect           -      (4,713)            -         (45)
 of an accounting
 change
                       ------      ------        ------      ------
Net income            Y24,146     Y25,372          +5.1        $246
                       ------      ------        ------      ------


                        (Millions of yen, millions of U.S. dollars)
                              Nine months ended December 31
Sony without             2003        2004        Change        2004
 Financial Services
                       ------      ------        ------      ------
                                                      %
Net sales and      Y5,309,512  Y5,083,519          -4.3     $49,355
 operating
 revenue
Costs and           5,138,694   4,931,856          -4.0      47,883
 expenses
                       ------      ------        ------      ------
Operating income      170,818     151,663         -11.2       1,472
Other income           36,196      24,995         -30.9         243
 (expenses), net
                       ------      ------        ------      ------
Income before         207,014     176,658         -14.7       1,715
 income taxes
Income taxes and       93,336     (24,758)            -        (240)
 other
                       ------      ------        ------      ------
Income before         113,678     201,416         +77.2       1,955
 cumulative effect
 of an accounting
 change
Cumulative effect      (2,117)          -             -           -
 of an accounting
 change
                       ------      ------        ------      ------
Net income           Y111,561    Y201,416         +80.5      $1,955
                       ------      ------        ------      ------


                        (Millions of yen, millions of U.S. dollars)
                               Nine months ended December 31
Consolidated             2003        2004        Change        2004
                       ------      ------        ------      ------
                                                      %
Financial service    Y421,073    Y386,828          -8.1      $3,756
 revenue
Net sales and       5,303,127   5,075,767          -4.3      49,279
 operating revenue
                       ------      ------        ------      ------
                    5,724,200   5,462,595          -4.6      53,035
Costs and           5,515,542   5,271,263          -4.4      51,177
 expenses
                       ------      ------        ------      ------
Operating income      208,658     191,332          -8.3       1,858
Other income           28,982      27,768          -4.2         269
 (expenses), net
                       ------      ------        ------      ------
Income before         237,640     219,100          -7.8       2,127
 income taxes
Income taxes          108,857      (5,901)            -         (57)
 and other
                       ------      ------        ------      ------
Income before         128,783     225,001         +74.7       2,184
 cumulative effect
 of an accounting
 change
Cumulative effect      (2,117)     (4,713)            -         (45)
 of an accounting
 change
                       ------      ------        ------      ------
Net income           Y126,666    Y220,288         +73.9      $2,139
                       ------      ------        ------      ------


Condensed Balance Sheets
------------------------
                        (Millions of yen, millions of U.S. dollars)
Financial            December       March      December    December
  Services                 31          31            31          31
       ASSETS            2003        2004          2004        2004
                       ------      ------        ------      ------
Current assets:
  Cash and cash      Y261,222    Y256,316      Y197,245      $1,915
   equivalents
  Marketable          268,944     270,676       536,099       5,205
   securities
  Notes and            84,141      72,273        77,462         752
   accounts
   receivable,
   trade
  Other               113,840     100,433       130,348       1,265
                       ------      ------        ------      ------
                      728,147     699,698       941,154       9,137

Investments and     2,067,251   2,274,510     2,383,676      23,142
 advances
Property, plant        40,503      40,833        38,686         376
 and equipment
Other assets:
  Deferred            344,835     349,194       373,288       3,624
   insurance
   acquisition
   costs
  Other               108,514     110,804       103,539       1,006
                       ------      ------        ------      ------
                      453,349     459,998       476,827       4,630
                       ------      ------        ------      ------
                   Y3,289,250  Y3,475,039    Y3,840,343     $37,285
                       ------      ------        ------      ------
 LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term          Y79,010     Y86,748      Y141,777      $1,376
   borrowings
  Notes and             9,759       7,847         8,747          85
   accounts
   payable, trade
  Deposits from       358,611     378,851       512,800       4,979
   customers in
   the banking
   business
  Other               104,441     175,357       108,416       1,053
                       ------      ------        ------      ------
                      551,821     648,803       771,740       7,493

Long-term
 liabilities:
  Long-term debt      139,184     135,811       136,472       1,325
  Accrued pension      10,064      10,183        11,518         112
   and severance
   costs
  Future insurance  2,111,994   2,178,626     2,383,749      23,143
   policy benefits
   and other
  Other               120,033     126,349       135,749       1,318
                       ------      ------        ------      ------
                    2,381,275   2,450,969     2,667,488      25,898

Minority interest           -           -         5,560          54
 in consolidated
 subsidiaries
Stockholders'         356,154     375,267       395,555       3,840
 equity
                       ------      ------        ------      ------
                   Y3,289,250  Y3,475,039    Y3,840,343     $37,285
                       ------      ------        ------      ------

                        (Millions of yen, millions of U.S. dollars)
Sony without         December       March      December    December
 Financial Services        31          31            31          31
       ASSETS            2003        2004          2004        2004
                       ------      ------        ------      ------
Current assets:
  Cash and cash      Y636,469    Y592,895      Y378,096      $3,671
   equivalents
  Marketable            4,317       4,072         4,078          39
   securities
  Notes and         1,298,808     943,590     1,212,422      11,771
   accounts
   receivable,
   trade
  Other             1,245,792   1,151,879     1,156,326      11,227
                       ------      ------        ------      ------
                    3,185,386   2,692,436     2,750,922      26,708

Film costs            269,183     256,740       263,157       2,555
Investments and       368,341     358,629       504,131       4,894
 advances
Investments in        176,905     176,905       187,400       1,819
 Financial Services,
 at cost
Property, plant     1,323,412   1,324,211     1,322,086      12,835
 and equipment
Other assets        1,227,008   1,251,901     1,183,216      11,489
                       ------      ------        ------      ------
                   Y6,550,235  Y6,060,822    Y6,210,912     $60,300
                       ------      ------        ------      ------
 LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term         Y276,798    Y409,766      Y537,924      $5,223
   borrowings
  Notes and           910,052     773,221       842,852       8,183
   accounts
   payable,
   trade
  Other             1,284,782   1,190,563     1,160,417      11,266
                       ------      ------        ------      ------
                    2,471,632   2,373,550     2,541,193      24,672
Long-term
 liabilities:
  Long-term debt    1,066,067     775,233       630,981       6,126
  Accrued pension     524,957     358,199       317,044       3,078
   and severance
   costs
  Other               304,079     348,946       273,839       2,659
                       ------      ------        ------      ------
                    1,895,103   1,482,378     1,221,864      11,863

Minority interest      13,014      17,554        18,680         181
 in consolidated
 subsidiaries
Stockholders'       2,170,486   2,187,340     2,429,175      23,584
 equity
                       ------      ------        ------      ------
                   Y6,550,235  Y6,060,822    Y6,210,912     $60,300
                       ------      ------        ------      ------

                        (Millions of yen, millions of U.S. dollars)
Consolidated         December       March      December    December
                           31          31            31          31
       ASSETS            2003        2004          2004        2004
                       ------      ------        ------      ------
Current assets:
  Cash and cash      Y897,691    Y849,211      Y575,341      $5,586
   equivalents
  Marketable          273,261     274,748       540,177       5,244
   securities
  Notes and         1,378,679   1,011,189     1,285,561      12,481
   accounts
   receivable,
   trade
  Other             1,323,203   1,228,207     1,267,260      12,304
                       ------      ------        ------      ------
                    3,872,834   3,363,355     3,668,339      35,615

Film costs            269,183     256,740       263,157       2,555
Investments and     2,315,386   2,512,950     2,763,313      26,828
 advances
Property, plant     1,363,915   1,365,044     1,360,772      13,211
 and equipment
Other assets:
  Deferred            344,835     349,194       373,288       3,624
   insurance
   acquisition
   costs
  Other             1,226,259   1,243,379     1,170,593      11,366
                       ------      ------        ------      ------
                    1,571,094   1,592,573     1,543,881      14,990
                       ------      ------        ------      ------
                   Y9,392,412  Y9,090,662    Y9,599,462     $93,199
                       ------      ------        ------      ------
 LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term         Y318,550    Y475,017      Y657,809      $6,386
   borrowings
  Notes and           916,594     778,773       848,643       8,239
   accounts
   payable,
   trade
  Deposits from       358,611     378,851       512,800       4,979
   customers in
   the banking
   business
  Other             1,377,041   1,349,574     1,259,825      12,232
                       ------      ------        ------      ------
                    2,970,796   2,982,215     3,279,077      31,836
Long-term
 liabilities:
  Long-term debt    1,070,503     777,649       637,063       6,185
  Accrued pension     535,021     368,382       328,562       3,190
   and severance
   costs
  Future insurance  2,111,994   2,178,626     2,383,749      23,143
   policy benefits
   and other
  Other               343,750     382,930       309,577       3,006
                       ------      ------        ------      ------
                    4,061,268   3,707,587     3,658,951      35,524

Minority interest      18,493      22,858        24,140         234
 in consolidated
 subsidiaries
Stockholders'       2,341,855   2,378,002     2,637,294      25,605
 equity
                       ------      ------        ------      ------
                   Y9,392,412  Y9,090,662    Y9,599,462     $93,199
                       ------      ------        ------      ------

                        (Millions of yen, millions of U.S. dollars)
Condensed Statements             Nine months ended December 31
 of Cash Flows
--------------------
Financial Services                    2003         2004        2004
                                    ------       ------      ------
Net cash provided by              Y204,485     Y114,487      $1,111
 operating activities
Net cash used in investing        (333,650)    (455,219)     (4,420)
 activities
Net cash provided                  115,844      281,661       2,735
 financing activities
                                    ------       ------      ------
Net decrease in cash               (13,321)     (59,071)       (574)
 and cash equivalents
Cash and cash equivalents at       274,543      256,316       2,489
 beginning of the fiscal year
                                    ------       ------      ------
Cash and cash equivalents         Y261,222     Y197,245      $1,915
 at December 31
                                    ------       ------      ------

                        (Millions of yen, millions of U.S. dollars)
                               Nine months ended December 31
Sony without Financial                2003         2004        2004
 Services
                                    ------       ------      ------
Net cash provided by              Y191,620     Y230,785      $2,240
 operating activities
Net cash used in investing        (268,699)    (414,690)     (4,026)
 activities
Net cash provided by               319,923      (35,375)       (343)
 (used in) financing activities
Effect of exchange rate changes    (44,890)       4,481          44
 on cash and cash equivalents
                                    ------       ------      ------
Net increase (decrease) in         197,954     (214,799)     (2,085)
 cash and cash equivalents
Cash and cash equivalents at       438,515      592,895       5,756
 beginning of the fiscal year
                                    ------       ------      ------
Cash and cash equivalents at      Y636,469     Y378,096      $3,671
 December 31
                                    ------       ------      ------

                        (Millions of yen, millions of U.S. dollars)
                                Nine months ended December 31
Consolidated                          2003         2004        2004
                                    ------       ------      ------
Net cash provided by              Y386,446     Y338,845      $3,290
 operating activities
Net cash used in investing        (595,162)    (859,088)     (8,341)
 activities
Net cash provided by               438,239      241,892       2,348
 financing activities
Effect of exchange rate            (44,890)       4,481          44
 changes on cash and cash
 equivalents
                                    ------       ------      ------
Net increase (decrease) in         184,633     (273,870)     (2,659)
 cash and cash equivalents
Cash and cash equivalents at       713,058      849,211       8,245
 beginning of the fiscal year
                                    ------       ------      ------
Cash and cash equivalents at      Y897,691     Y575,341      $5,586
 December 31
                                    ------       ------      ------
